October 4, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W. – Mail Stop 4561

Washington, D.C. 20549

Attention: Isa Farhat

Re:	Hudson United Bancorp

Form 10-K for the year ended December 31, 2004

File No. 1-08660

Ladies and Gentlemen:

On behalf of Hudson United Bancorp (“Hudson United” or the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated September 26, 2005 regarding the above referenced 10-K. Listed below is the additional information requested.

Form 10-K

Financial Statements

Note 4 – Investment Securities, page 51

1.	Refer to prior comments 1 and 2. We do not believe that your 2003 transfers disclosed in your notes to the financial statements and described in your supplemental responses meet the definition of rare as contemplated by SFAS 115 and the related Q & A’s. If you believe that these transactions are not material please provide us with your SAB 99 analysis.

While the Company believes that the accounting applied at the time for the above referenced transaction was appropriate, we respectfully understand the Staff’s point of view. Given the Staffs point of view, the Company would not transfer such securities given the same facts and circumstances in the future. That said, and given the Staff’s position, the Company’s assessment of the materiality with respect to the above, consistent with SAB 99 follows below.

The Company believes that quantitative and qualitative considerations are relevant to the transaction under consideration including the following:

•	whether the amount of any potential misstatement is material to the earnings of the Company.

•	whether the misstatement masks a change in earnings or other trends.

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the Company.

•	whether the misstatement has the effect of increasing management’s compensation.

•	whether the misstatement affects the registrant’s compliance with loan covenants, contractual requirement’s or regulatory requirements.

Financial Statements as of and for the year ended December 31, 2003

During the first quarter of 2003, the Company transferred $133.5 million of available for sale securities to the trading portfolio and recorded a trading gain of $3,449,000. All of these securities were sold during the second quarter. Because the sales were completed during the same fiscal year the amounts reported in the full year earnings are not changed.

We believe that there is no misstatement of earning as the amounts reported as securities gains(losses) and trading gains are viewed as being substantially the same. The Company does not operate a trading account or trading operation that could potentially be viewed as a distinct segment of the Company. The reporting does not change the amount of reported earnings or the trend in annual earnings. The Company’s compliance with loan covenants, contractual and regulatory requirements was not effected. The Company met its requirement’s by comfortable surpluses.

The annual business plan for the Company is established with a zero amount planned for securities gains (losses) and trading gains (losses). A key element in determining incentive compensation for management and employees is the growth in annual earnings per share among other things. Because securities and trading activities are excluded from the measurement of earnings per share growth for incentive compensation purposes there is no effect.

We believe that the effect is not material to the annual financial statements.

Financial Statements as of and for the year ended December 31, 2003 –

Footnote (22) Summary of Quarterly Results of Operations (Unaudited).

During the quarter ended March 31, 2003, the Company transferred $133.5 million of available for sale securities to the trading portfolio and recorded a trading gain of $3,536,000 during the quarter. As mentioned above, these securities were sold during the quarter ended June 30, 2003.

The following summarizes in thousands the trend in 2003 quarterly net income as disclosed in the Summary of Quarterly Results of Operations:

Three months ended:	March 31	June 30	September 30	December 31
Quarterly net income as disclosed in 2003 10K	$28,301	$29,135	$30,403	$24,482
Quarterly net income if securities gains were excluded from March 31 results	$26,003	$31,433	$30,403	$24,482

The Company reported income before income taxes, net income and diluted earnings per share of $40,430,000, $28,301,000 and $0.63 for the quarter ended March 31, 2003. These results exceeded the analysts consensus estimate by $0.01 per share.

If the trading gain is excluded from the quarterly results, income before income taxes, net income and diluted earnings per share would be $36,894,000, $26,003,000 and $0.58. The corresponding percentage decreases are 8.75%, 8.12% and 7.94%.

During the quarter ended March 31, 2003, the Company also reported securities losses of $3,259,000. The Company believes that financial statement users would exclude those losses in evaluating the results of Company’s core business. Results excluding the trading gains and the securities losses from core business income before income taxes, net income and diluted earnings per share totaled $40,153,000, $28,121,000 and $0.63. These results exceeded the analysts consensus estimate by $0.01 per share.

If the trading gains and the securities losses are excluded from results, income before income taxes, net income and diluted earnings per share would decrease by 0.69%, 0.64% and 0.00%.

We believe that there is no misstatement of earnings as the amounts reported as securities gains (losses) and trading gains are viewed as being substantially the same. The Company does not operate a trading account or trading operation that could potentially be viewed as a distinct segment of the Company. The reporting changes the amount of reported core income before income taxes, net income and diluted earnings per share by amounts less than 1%. The Company’s compliance with loan covenants, contractual requirement’s and regulatory requirements was not effected. The Company met its requirement’s by comfortable surpluses. Management and employees are not paid incentives based upon quarterly results. Additionally, had the trading gains been excluded from GAAP basis net income in the first quarter of 2003, the trend in quarterly net income would have remained generally trending up through the year until the fourth quarter of 2003. We do not believe that there is a substantial likelihood that a reasonable reader of the financial statements would consider adjusted disclosure to the Summary of Quarterly Results of Operations as included in the December 31, 2003 Form 10-K to be useful in a current evaluation of the Company’s operations.

Very Truly yours,

HUDSON UNITED BANCORP

/s/ Kenneth T. Neilson
Kenneth T. Neilson
Chairman, President and Chief Executive Officer

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